Exhibit 99.1
LAKE SHORE GOLD TO REPAY $20 MILLION STANDBY LINE OF CREDIT

TORONTO, ONTARIO-- (Marketwired – December 17, 2014) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the “Company") today announced that it will repay the $20.0 million outstanding balance on its standby line of credit (the “Standby Line”) on December 31, 2014. Under the terms of an agreement with Sprott Resource Lending Partnership (“Sprott”), the Company will repay the $20.0 million of principal and pay approximately $1.4 million in fees. By repaying the remaining balance in December 2014, the Company will save over $2.4 million of interest over the remaining term of the debt (to November 2016), including $1.8 million during 2015.

Once the Standby Line is repaid, the Company will have approximately $7.0 million of debt remaining with Sprott, all related to a gold-linked note. The gold-linked note is being repaid monthly, with the final payment to be made in May 2015.

Tony Makuch, President and Chief Executive Officer of Lake Shore Gold, commented: “We have made excellent progress reducing our debt levels while also generating net free cash flow. Earlier this year, we said we would repay $20.0 to $25.0 million of debt in 2014 while also building our cash position. With the $20.0 million repayment we will make later this month, we will have repaid a total of $45.0 million of debt this year and increased our cash and bullion from $34.0 million at the beginning of 2014 to approximately $60.0 million ending the year. Our increased financial strength is largely a result of a solid operating performance during the year, with the company on track for record production of at least 180,000 ounces of gold and both cash operating costs and all-in sustaining costs beating our full-year 2014 targets.”

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer that is on track to produce at least 180,000 ounces of gold in 2014 from its wholly owned operations in the Timmins Gold Camp. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com